

Mail Stop 7010

October 9, 2008

via U.S. mail and facsimile

Tracy G. Smith, CFO
Optical Cable Corporation
5290 Concourse Drive
Roanoke, Virginia 24019

> **RE: Optical Cable Corporation**
> **Form 10-K for the Fiscal Year Ended October 31, 2007**
> **Filed January 29, 2008**
> **Forms 10-Q for the Fiscal Quarters Ended January 31, 2008,**
> **April 30, 2008 and July 31, 2008**
> **File No. 0-27022**

Dear Ms. Smith:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief